                                                          Exhibit 12(a)(10)



Investor Contact: 781-622-1111
Media Contact:    781-622-1252


       THERMO ELECTRON ANNOUNCES PROGRESS ON COMPANY REORGANIZATION


WALTHAM, Mass., March 6, 2000 - One month following its announcement of an ambitious plan to simplify the company and focus solely on its core measurement and detection instruments business, Thermo Electron Corporation (NYSE-TMO) announced today that it has initiated the first steps required to take three of its subsidiaries private.

     On Friday, the company's Thermo Instrument Systems Inc. (ASE-THI) subsidiary filed with the Securities and Exchange Commission (SEC) the materials necessary to take its Thermo Optek Corporation and ThermoQuest Corporation businesses private through short-form mergers. The SEC must complete its review of these materials before the mergers can be finalized. Thermo Electron expects these mergers to be completed in the second quarter of 2000.

     In addition, the company announced that its Thermedics Inc. (ASE-TMD) subsidiary has commenced its previously announced cash tender offer of $15.50 per share for any and all outstanding shares of its Thermo Sentron Inc. business. The offer and withdrawal rights will expire at midnight on Thursday, March 30, 2000, unless the offer is extended.

     The goal of the tender offer is to bring Thermedics' and Thermo Electron's combined equity ownership in Thermo Sentron to at least 90 percent. If Thermedics and Thermo Electron achieve this 90-percent-ownership level, Thermo Sentron would then be spun into Thermedics through a "short-form" merger at the same cash price as the tender offer. Thermedics expects to complete the spin-in of Thermo Sentron in the second quarter of 2000. The tender offer for THermo Sentron and proposed subsequent short-form merger require SEC clearance of necessary filings. The short-form merger would not require Thermo Sentron board or shareholder approval.

     Thermo Electron is pursuing an aggressive timetable to complete its reorganization plan and expects to commence tender offers for Metrika Systems, ONIX Systems, Thermo BioAnalysis, and Thermedic Detection over the next two weeks.

     Thermo Electron Corporation is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food and beverage production. In addition, Thermo Electron serves the healthcare market through a family of medical products, and is a major producer of paper recycling systems and provides water-clarification and fiber-recovery products and services. As announced on January 31, 2000, the company has initiated a major reorganization that would transform it into one publicly traded entity focused on its core measurement and detection instruments business. The company's medical products and paper recycling businesses will be spun off as dividends to Thermo Electron shareholders. More information is available on the Internet at http://www.thermo.com.


                                    -more-

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13, to the company's annual report on Form 10-K, for the year ended January 2, 1999. These include risks and uncertainties relating to: the company's spinout and acquisition strategies, competition, international operations, technological change, possible changes in governmental regulations, capital spending and government funding policies, and dependence on intellectual property rights.


                                    # # #